Exhibit 99.2

[KNIGHT TRANSPORTATION LETTERHEAD]

August 28, 2013

Board of Directors USA Truck, Inc. 3200 Industrial Park Road Van Buren, AR 72956 Attn: Robert A. Peiser

Gentlemen:

As you know, Knight Transportation, Inc. (“Knight”, “we”, “our”, or “us”) has invested significant time and effort to advance a Knight / USA Truck combination.  We are writing this letter to share our frustration with USA Truck’s unwillingness to constructively engage with us regarding our interest in a transaction while at the same time communicating directly to the Board of USA Truck the significant value we would propose to pay for the USA Truck shares as well as our rationale for a combination.

Based on an extensive analysis we have performed of the Company’s publicly disclosed information, at this time we are prepared to acquire all of the outstanding shares of common stock of USA Truck for an all-cash purchase price of $9.00 per share.  This proposed purchase price reflects a significant premium equating to approximately 58% to USA Truck’s closing price of $5.69 on August 27, 2013.  Our proposal would provide your shareholders with immediate liquidity for their shares at an attractive price, without being subject to the significant execution risk associated with your current turnaround plan.  We would note that although the Company’s operational performance has improved, the Company’s operating ratio remains above 100%, its book value continues to fall, and the share volume remains quite limited, making it difficult for your shareholders to achieve liquidity.

Although we believe our proposal would provide full and fair value to your shareholders, we would be prepared to modestly increase our proposed purchase price if we were allowed to conduct due diligence and the Company were to demonstrate to us value that we have not already identified.

We believe there would be no impediment to completing a transaction on an expedited basis.  Based on discussions we have had with our potential financing sources, we are confident that we would be able to readily obtain the financing necessary to complete a transaction.  As such, our proposal is not subject to any financing contingency.  Moreover, based on our knowledge of the trucking industry, we do not believe there would be any antitrust impediment to completing a transaction.

Knight’s interest in a Knight / USA Truck combination is motivated by our belief that there is a compelling strategic rationale for a combination of our two companies:

•	Knight and USA Truck operate in complementary service lines, both with young tractor fleets with similar average lengths of haul.

•	Knight and USA Truck share similar positive cultures: Both the Knight and USA Truck teams are hard-working, ethical, dedicated, family-oriented and committed to providing quality service to customers.

•	Knight believes that it can improve operational efficiencies at USA Truck – and do so more quickly than the USA Truck management team can alone.

•	Knight can finance USA Truck’s capital needs on a lower cost basis.

This letter is not a binding offer, and there will be no binding agreement between us or any commitment or obligation on either party with respect to a potential transaction unless and until a definitive agreement is executed by Knight and USA Truck.  Knight’s proposal is subject to customary conditions, including, among other things, Knight’s satisfaction with the results of due diligence in Knight’s sole discretion, the negotiation of a mutually satisfactory definitive agreement, and the approval of the negotiated terms of a transaction by Knight’s Board of Directors.

We are prepared to meet with members of the Board of Directors to discuss any aspect of our proposal and believe there could be a transaction with Knight that would be viewed as highly favorable by your shareholders.

We kindly request that by September 6, 2013, the USA Truck Board of Directors formally: (i) affirm to Knight a willingness to constructively advance discussions towards a transaction, or (ii) communicate to Knight a lack of willingness to constructively advance discussions.  Absent a satisfactory response, we will consider all options available to us, including making your shareholders aware of our offer.

We look forward to hearing back from you.

Very truly yours,

Kevin P. Knight
Chairman and CEO
Knight Transportation, Inc.